UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Encore Capital Group, Inc.
(Name of Issuer)

Common Stock ($.01 par value)
(Title of Class of Securities)

  292554 10 2
(CUSIP Number)

Stuart I. Rosen
Senior Vice President and Associate General Counsel
Triarc Companies, Inc.
280 Park Avenue
               New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

     April 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d -1(e), (f) or (g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Person	Madison West Associates Corp.
I.R.S. Identification No. of
Above Person
(2)	Check the Appropriate Box	(a)
	if a Member of a	(b) X
Group
(3)	SEC Use Only
(4)	Source of Funds		OO
(5)	Check Box if Disclosure of		[ ]
Legal Proceedings is
Required Pursuant to Items
2(d) or 2(e)
(6)	Citizenship or Place of
	Organization		Delaware

Number of	(7)	Sole Voting Power	None
Shares
Beneficially	(8)	Shared Voting Power	875,881
Owned by Each
Reporting	(9)	Sole Dispositive Power	None,
Person With
	(10)	Shared Dispositive Power	875,881

(11)	Aggregate Amount
Beneficially Owned by Each
	Reporting Person		875,881
(12)	Check Box if the Aggregate		[ ]
Amount in Row (11) Excludes
Certain Shares
(13)	Percent of Class Represented		3.8%*
by Amount in Row (11)
(14)	Type of Reporting Person		CO

* Based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 292554 10 2	13D

(1)	Name of Reporting Person	Triarc Companies, Inc.
I.R.S. Identification No. of
Above Person
(2)	Check the Appropriate Box	(a)
	if a Member of a	(b) X
Group
(3)	SEC Use Only
(4)	Source of Funds		OO
(5)	Check Box if Disclosure of		[ ]
Legal Proceedings is
Required Pursuant to Items
2(d) or 2(e)
(6)	Citizenship or Place of
	Organization		Delaware

Number of	(7)	Sole Voting Power	None
Shares
Beneficially	(8)	Shared Voting Power	977,156
Owned by Each
Reporting	(9)	Sole Dispositive Power	None
Person With
	(10)	Shared Dispositive Power	977,156

(11)	Aggregate Amount
Beneficially Owned by Each
	Reporting Person		977,156
(12)	Check Box if the Aggregate		[ ]
Amount in Row (11) Excludes
Certain Shares
(13)	Percent of Class Represented		4.3%*
by Amount in Row (11)
(14)	Type of Reporting Person		CO

* Based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 292554 10 2	13D

(1)	Name of Reporting Person	Nelson Peltz
I.R.S. Identification No. of
Above Person
(2)	Check the Appropriate Box	(a)
	if a Member of a	(b) X
Group
(3)	SEC Use Only
(4)	Source of Funds		OO
(5)	Check Box if Disclosure of		[ ]
Legal Proceedings is
Required Pursuant to Items
2(d) or 2(e)
(6)	Citizenship or Place of
	Organization		United States

Number of	(7)	Sole Voting Power	None
Shares
Beneficially	(8)	Shared Voting Power	1,921,525
Owned by Each
Reporting	(9)	Sole Dispositive Power	None
Person With
	(10)	Shared Dispositive Power	1,921,525

(11)	Aggregate Amount
Beneficially Owned by Each
	Reporting Person		1,921,525
(12)	Check Box if the Aggregate		[ ]
Amount in Row (11) Excludes
Certain Shares
(13)	Percent of Class Represented		8.4%*
by Amount in Row (11)
(14)	Type of Reporting Person		IN

* Based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 292554 10 2	13D

(1)	Name of Reporting Person	Peter W. May
I.R.S. Identification No. of
Above Person
(2)	Check the Appropriate Box	(a)
	if a Member of a	(b) X
Group
(3)	SEC Use Only
(4)	Source of Funds		OO
(5)	Check Box if Disclosure of		[ ]
Legal Proceedings is
Required Pursuant to Items
2(d) or 2(e)
(6)	Citizenship or Place of
	Organization		United States

Number of	(7)	Sole Voting Power	0
Shares
Beneficially	(8)	Shared Voting Power	992,156
Owned by Each
Reporting	(9)	Sole Dispositive Power	0
Person With
	(10)	Shared Dispositive Power	992,156

(11)	Aggregate Amount
Beneficially Owned by Each
	Reporting Person		992,156
(12)	Check Box if the Aggregate		[ ]
Amount in Row (11) Excludes
Certain Shares
(13)	Percent of Class Represented		4.4%*
by Amount in Row (11)
(14)	Type of Reporting Person		IN

* Based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 292554 10 2	13D

AMENDMENT NO. 12 TO SCHEDULE 13D

           This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) amends the Schedule 13D originally filed on March 4, 2002 (the “Original Statement”), as supplemented and amended by Amendment No. 1, dated October 31, 2002, Amendment No. 2, dated September 4, 2003, Amendment No. 3, dated September 29, 2003, Amendment No. 4 dated October 9, 2003, Amendment No. 5 dated October 16, 2003 and Amendment No. 6 dated December 23, 2004, Amendment No. 7 dated January 20, 2005, Amendment No. 8 dated May 12, 2005, Amendment No. 9 dated June 17, 2005, Amendment No. 10 dated January 23, 2006 and Amendment No. 11 dated March 21, 2006 (the Original Statement, as so amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D. Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

Item 2.                Identity and Background

                           Schedules I and II are hereby amended and restated as set forth herein and are incorporated herein by reference.

Item 4.                Purpose of Transaction

                           Item 4 of the Schedule 13D is hereby amended by adding the following:

          Subsequent to March 21, 2006, the Peltz Family Foundation made bona fide donations of all of the 43,635 shares of Common Stock that it owned.

          On December 15, 2006, Peter May contributed all of the 15,000 shares of Common Stock directly owned by him to the Leni and Peter May Family Foundation (the “May Foundation”).

          On April 20, 2007, each of Madison West, Triarc, the Peltz LP, the May Foundation and certain other shareholders of the Company entered into a Stock Purchase Agreement with JCF FPK I LP (“FPK”) pursuant to which Madison West, Triarc, the Peltz LP and the May Foundation agreed to sell 788,381 shares, 91,275 shares, 850,369 shares and 15,000 shares, respectively, of Common Stock to FPK for $9.75 per share. Upon the closing of the transaction, the reporting persons will own in the aggregate, less than 1% of the Company’s outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company’s Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007). In connection with the sale to FPK Mr. May will resign from the Board of Directors of the Company.

Item 5.                Interest in Securities of the Issuer.

                           Paragraphs (i), (ii) (iv) and (v) of Part (a)-(b) of Item 5 are amended and restated to read in their entirety as follows:

          (i)      Pursuant to Rule 13d-3 of the Exchange Act, Madison West may be deemed the beneficial owner of 875,881 shares of Common Stock, which constitute approximately 3.8% of the Company’s outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the

CUSIP No. 292554 10 2	13D

Company’s Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007). Madison West shares with Triarc, Mr. Peltz and Mr. May voting and dispositive power over the 875,881 shares of Common Stock directly owned by Madison West. Following the sale of shares of Common Stock described in the third paragraph of Item 4 of Amendment No. 12, Madison West will share with Triarc, Mr. Peltz and Mr. May voting and dispositive power over the 87,500 shares of Common Stock that it will directly own;

          (ii)      Pursuant to Rule 13d-3 of the Exchange Act, Triarc may be deemed the beneficial owner of 977,156 shares of Common Stock, including (i) 875,881 shares of Common Stock directly owned by Madison West and (ii) 101,275 shares of Common Stock directly owned by Triarc. The aggregate holdings of Triarc constitute approximately 4.3% of the Company’s outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company’s Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007. Triarc shares with Madison West, Mr. Peltz and Mr. May voting and dispositive power over the 875,881 shares of Common Stock directly owned by Madison West and shares with Mr. Peltz and Mr. May voting and dispositive power over the 101,275 shares of Common Stock directly owned by Triarc. Following the sale of shares of Common Stock described in the third paragraph of Item 4 of Amendment No. 12, Triarc will share with Mr. Peltz and Mr. May voting and dispositive power over the 10,000 shares of Common Stock that it will directly own, and will share with Madison West, Mr. Peltz and Mr. May voting and dispositive power over the 87,500 shares of Common Stock that will be directly owned by Madison West;

          (iv)    On May 9, 2004 Mr. Peltz transferred all of his general partnership interests in the Peltz LP to Claudia Peltz, his wife, as a result of which Mrs. Peltz became the sole general partner of the Peltz LP. Immediately thereafter, Mrs. Peltz contributed all of the general partnership interests in the Peltz LP to a limited liability company of which she is the sole member. On January 23, 2006, the Peltz LP pledged 1,174,024 shares of Common Stock to a third party brokerage firm as security for a margin account. On March 21, 2006, 229,655 of the shares owned by the Peltz LP were sold. Accordingly, Mr. Peltz may be deemed to beneficially own 944,369 shares of Common Stock directly owned by the Peltz LP. As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own, in the aggregate, approximately 34.4% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 28,850,672 shares of Class A Common Stock and 63,762,190 shares of Class B Common Stock of Triarc outstanding as of February 15, 2007, as reported in Triarc’s Form 10-K as filed with the Securities and Exchange Commission on February 28, 2007, and thus Mr. Peltz shares voting and dispositive power with Triarc and Mr. May over the 977,156 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Peltz may be deemed the indirect beneficial owner of (i) the 944,369 shares of Common Stock directly owned by the Peltz LP, and (ii) the 977,156 shares of Common Stock beneficially owned by Triarc, which, in the aggregate, constitute approximately 8.4% of the Company’s outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on

CUSIP No. 292554 10 2	13D

the basis of 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company’s Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007). Mr. Peltz disclaims beneficial ownership of such shares. Following the sale of shares of Common Stock described in the third paragraph of Item 4 of Amendment No. 12, Mr. Peltz may be deemed to be the indirect beneficial owner of the 94,000 shares of Common Stock that will be directly owned by the Peltz LP, the 10,000 shares of Common Stock that will be directly owned by Triarc and the 87,500 shares that will be directly owned by Madison West;

          (v)      On December 15, 2006, Mr. May transferred the 15,000 shares that he owned directly to the May Foundation, of which he is a director. As such, Mr. May has shared voting and dispositive power over such shares. As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own approximately 34.4% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 28,850,672 shares of Class A Common Stock and 63,762,190 shares of Class B Common Stock of Triarc outstanding as of February 15, 2007, as reported in Triarc’s Form 10-K as filed with the Securities and Exchange Commission on February 28, 2007), and thus, Mr. May shares with Triarc and Mr. Peltz voting and dispositive power over the 977,156 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. May may be deemed the beneficial owner of (i) the 977,156 shares of Common Stock beneficially owned by Triarc, and (ii) the 15,000 shares of Common Stock owned by the May Foundation, which, in the aggregate, constitute approximately 4.4% of the Company’s outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company’s Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007). Mr. May disclaims beneficial ownership of all such shares. Following the sale of the shares of Common Stock described in the third paragraph of Item 4 of Amendment No. 12, Mr. May may be deemed to be the indirect beneficial owner of the 10,000 shares of Common Stock that will be directly owned by Triarc and the 87,500 shares of Common Stock that will be directly owned by Madison West.

          Part (a) – (b) of Item 5 is also hereby amended by deleting paragraphs (iii) and (vi) thereof in their entirety.

Item 6.	Contracts, Arrangements, Understandings on Relationships with respect to Securities of the Issuer.

Item 6 is supplemented as follows:

See Item 4 of Amendment No. 12 for a description of the Stock Purchase Agreement, dated April 20, 2007.

Item 7.	Materials to be filed as Exhibits.

	Exhibit 16	Stock Purchase Agreement, dated April 20, 2007.

CUSIP No. 292554 10 2	13D

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: April 20, 2007

MADISON WEST ASSOCIATES CORP.

By:		Stuart I. Rosen
	Name:	Stuart I. Rosen
	Title:	Senior Vice President and Secretary

TRIARC COMPANIES, INC.

By:		Stuart I. Rosen
	Name:	Stuart I. Rosen
	Title:	Senior Vice President and Secretary

Nelson Peltz
Nelson Peltz

Peter W. May
Peter W. May

CUSIP No. 292554 10 2	13D

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS
TRIARC COMPANIES, INC.

               Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons. (1)

Name	Citizenship	Residence or Business	Beneficial Ownership
		Address
Hugh L. Carey	USA	805 Third Avenue
		New York, NY 10022	0
Clive Chajet	USA	575 Madison Avenue,
		New York, NY 10022	0
Joseph A. Levato	USA	280 Park Avenue
		New York, NY 10017	0
Gregory H. Sachs	USA	8700 West Bryn Mawr, 12th Fl.
		Chicago, IL 60631	0
David E. Schwab II	USA	1133 Avenue of the Americas
		New York, NY 10036	0
Raymond S. Troubh	USA	10 Rockefeller Plaza
		New York, NY 10020	0
Gerald Tsai, Jr.	USA	200 Park Avenue
		New York, NY 10166	0
Jack G. Wasserman	USA	280 Park Avenue
		New York, NY 10017	0
Edward Garden	USA	280 Park Avenue
		New York, NY 10017	0
Russell V. Umphenour, Jr.	USA	5995 Barfield Road
		Atlanta, GA 30328	0
Brian L. Schorr	USA	280 Park Avenue
		New York, NY 10017	5,008 (2) (3)
Francis T. McCarron	USA	280 Park Avenue
		New York, NY 10017	0
Greg Essner	USA	280 Park Avenue
		New York, NY 10017	0
Stuart I. Rosen	USA	280 Park Avenue
		New York, NY 10017	20,000 (2)
Fred H. Schaefer	USA	280 Park Avenue
		New York, NY 10017	0
Anne A. Tarbell	USA	280 Park Avenue
		New York, NY 10017	0
Roland C. Smith	USA	1155 Perimeter Center West
		Atlanta, Georgia 30338	0

1)

To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Triarc listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting and dispositive power over the shares listed on this Schedule I and (iv) has the sole right to receive dividends from, or the proceeds from the sale of the shares listed on this Schedule I.

2)	Consists of Common Stock.

3)

The shares reported herein are held by Mr. Schorr’s wife, as to which shares Mr. Schorr disclaims beneficial ownership. All of such shares are to be sold in the transaction described in the third paragraph of Item 4 of Amendment No. 12.

CUSIP No. 292554 10 2	13D

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS
MADISON WEST ASSOCIATES CORP.

               Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Madison West. (1)

Name	Citizenship	Residence or	Beneficial
		Business Address	Ownership
Edward Garden	USA	280 Park Avenue
		New York, NY	0
10017
Francis T. McCarron	USA	280 Park Avenue
		New York, NY	0
10017
Brian L. Schorr	USA	280 Park Avenue
		New York, NY	5,008 (2)
10017
Greg Essner	USA	280 Park Avenue
		New York, NY	0
10017
Stuart I. Rosen	USA	280 Park Avenue
		New York, NY	20,000 (2)
10017
Fred H. Schaefer	USA	280 Park Avenue
		New York, NY	0
10017
Anne A. Tarbell	USA	280 Park Avenue
		New York, NY	0
10017

1)

To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Madison West listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; and (iii) has sole voting and dispositive power over the shares listed on this Schedule II.

2)	See Schedule I.